FIRST AMENDMENT TO REAL ESTATE SALE AGREEMENT

THIS FIRST AMENDMENT TO REAL ESTATE SALE AGREEMENT ("Agreement") is made as of the 19th day of April 2012, between **HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation,** (referred to herein as "Buyer"), and **REGENCY CENTERS, L.P.,** a Delaware limited partnership (referred to herein as "Seller").

RECITALS:

A.   The parties heretofore executed that certain Real Estate Sale Agreement dated March 20, 2012 (the "Contract"), for the purchase and sale of property located in Arlington, Texas, as more particularly described in the Contract.

B.   The Buyer and Seller have reached an agreement to amend the terms of the Contract as hereinafter set forth.

C.   Except as otherwise expressly provided for herein, capitalized terms used herein shall have the same meaning as set forth in the Contract.

NOW, THEREFORE, in consideration of the premises and for good and valuable consideration, the receipt of which is hereby acknowledged, Seller and Buyer acknowledge and agree as follows:

1.   The Buyer hereby acknowledges that the Buyer has completed its due diligence review of the Property and the Inspection Period shall expire simultaneous with the execution of this Agreement.

2.   Section 2.1 of the Agreement is hereby amended to reduce the Purchase Price by $187,500.00 to $10,612,500.00.

3.   Section 3.3 of the Agreement is hereby amended to change the date and time of closing to May 11th 2012, at 2:00 p.m. CDT or such other time as mutually agreeable to Buyer and Seller.

4.   Section 8.1 (g) is hereby amended to waive the 75% estoppel requirement to allow the seller to provide tenant estoppel letters on a best case basis on or before the closing date.

5.   The remaining terms and conditions of the Contract remain in full force and effect.

6.   This Agreement may be executed by the parties hereto individually or in combination, in one or more counterparts, each of which shall be an original and all of which will constitute one and the same Agreement.

7.   The parties hereby agree that an executed facsimile or pdf copy of this Agreement may be transmitted to either party and be deemed an original for purposes hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

"SELLER"

REGENCY CENTERS, L.P., a Delaware limited partnership

By: Regency Centers Corporation, a Florida corporation, its General Partner

By: _____

Name: Stuart Brackenridge

Title: Vice President

"BUYER"

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation

By: _____

Name: Allen R. Hartman

Title: President